Filed by Hampton Roads Bankshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Xenith Bankshares, Inc.
(Commission File No. 000-53380)

Date: February 10, 2016

The following materials are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•                  Email to employees of Hampton Roads Bankshares, Inc. sent on or about February 10, 2016.

To: All Employees

From: Chuck Johnston, Chairman & Interim CEO and Donna Richards, President and COO

As a follow-up to our conference call today, especially for any of you who were unable to join, I wanted to provide you with the press release and FAQ (attached) regarding our merger with Xenith Bank. Please take the time to review these documents so that you are prepared to answer questions that may come from our customers in the coming days. We have also placed this information on SharePoint. Additionally, we will be mailing a letter to our entire customer base in the next week that will notify them of the transaction and relevant details.

I hope that you share our excitement about this transaction. This is a great opportunity for our bank to join with a bank sharing a similar culture and to increase our presence in key markets. Xenith is a strong bank that shares many of the same core values and guiding principles that make us successful.  Their extensive business banking experience will complement our retail and consumer focus. We expect that this merger will not only result in a bigger bank but more importantly, a much stronger bank. It has been important to all of us for some time to operate under one name. We believe using the Xenith Bank name for the combined bank will be the beginning of a new and strong brand for our company.

As part of this transaction, our company is getting a proven leader and experienced CEO in Gaylon Layfield. Gaylon has worked in Virginia banking markets for over 30 years, to include Hampton Roads and Richmond. You will have the opportunity to meet him and the entire reorganized Executive Team in the coming weeks. We are planning to hold regional meetings over the next month and will notify you of the dates and times for your region very soon. Although the headquarters will be moved to Richmond, it is important to note that Donna Richards will continue to serve as President and COO and will remain in the Hampton Roads market.

As stated in the press release, the transaction is subject to both regulatory and shareholder approval prior to closing the transaction. Assuming we receive those approvals promptly, our expectation is the transaction will close during the third quarter.  We realize that you have many questions that are unanswered at this time. As with any transaction of this type, there are many decisions to be made. Our commitment to you is to provide answers quickly, as we work through the approval process. We will update our Q & A on SharePoint as often as necessary to provide you with the most current information.

We will be putting together a merger team with representatives from both banks. Thank you in advance for the work you will do in the coming months to ensure a successful merger. Without you we would not be successful.  Over the last five years, the bank has overcome many obstacles to become stronger. This is yet another move in the right direction to solidify our place in the communities we serve.

Additional Information About the Proposed Transaction and Where to Find It

Investors and security holders are urged to carefully review and consider each of Hampton Roads Bankshares, Inc.’s (“HRB”) and Xenith Bankshares, Inc.’s (“Xenith”) public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.  The documents filed by HRB with the SEC may be obtained free of charge at HRB’s website at www.bankofhamptonroads.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from HRB by requesting them in writing to Hampton Roads Bankshares, Inc., 641 Lynnhaven Parkway, Virginia Beach, Virginia 23452, or by telephone at 757-217-1000.

The documents filed by Xenith with the SEC may be obtained free of charge at Xenith’s website at www.xenithbank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Xenith by requesting them in writing to Xenith Bankshares, Inc., One James Center, 901 E. Cary Street, Suite 1700, Richmond, Virginia 23219, Attention: Investor Relations, or by telephone at 804-433-2200.

In connection with the proposed transaction, HRB intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Xenith and HRB and a prospectus of HRB, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Xenith and HRB are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the stockholders of each institution seeking the required stockholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from HRB or Xenith as described in the paragraphs above.

HRB, Xenith, and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from HRB and Xenith stockholders in connection with the proposed transaction. Information about the directors and executive officers of HRB and their ownership of HRB common stock is set forth in the definitive proxy statement for HRB’s 2015 annual meeting of stockholders, as previously filed with the SEC on April 27, 2015. Information about the directors and executive officers of Xenith and their ownership of Xenith common stock is set forth in the definitive proxy statement for Xenith’s 2015 annual meeting of stockholders, as previously filed with the SEC on March 19, 2015.  Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the paragraphs above.

Frequently Asked Questions (For Internal Use Only)

Q: When will the merger take place?

A: If the merger is approved by all parties, it is expected to take place in the 3rd quarter of 2016. System conversion will likely occur 4 to 6 months after closing. This will depend on merger progress and core processor availability.

Q: Why is this considered a merger when Hampton Roads Bankshares is the larger institution and given that Hampton Roads Bankshares shareholders will own 74% of the combined company?

A: It was decided that a merger structure was more beneficial in that a collaborative management team would be created representing both banks.

Q: How will the management team of the new organization be structured?

A: Gaylon Layfield, CEO; Donna Richards, President and COO; Thomas Osgood, EVP- Chief Financial Officer; Chris Cottrell, EVP-Chief Credit Officer; John Marshall, EVP- Chief Risk Officer; Thom Dix, EVP-Commercial Lending, Hampton Roads, MD, NC ; Eddie Phillips-EVP-Commercial Lending, Richmond & D.C.

Q: How large will the combined bank be after the merger is complete?

A: The combination, with pro forma combined deposits of $2.5 billion creating the second largest community bank by deposits in the Virginia Beach/Norfolk/Newport News MSA (Metropolitan Statistical Area) and the fourth largest community bank by deposits in the Richmond MSA.  The combined banks will have $2.9 billion in total assets.

Q: Why are we taking the Xenith name?

A: To help solidify our branches under one name, and create greater efficiency and consistency as we move into the future united as one stronger company.  The Xenith Bank name is highly respected and has the ability to represent all of the areas we currently serve and may serve in the future.  We believe this will be the beginning of a strong new brand for our company.

Q: Will DNJ/Gateway Bank Mortgage and Shore Premier Financial adopt the Xenith name?

A: No, these subsidiaries will continue to operate under their current names.

Q: Will we be getting new signs at each location?

A: Yes, all locations will receive new exterior signs with the new logo on them.

Q: What can you tell me about Xenith Bank?

A: Xenith Bank is a business-focused bank serving the Greater Washington, D.C., Richmond, and Hampton Roads, Virginia markets.  Xenith’s extensive business banking experience will complement our retail and consumer focus.  Xenith currently has locations in Herndon, Richmond, Suffolk, and Gloucester, Virginia and one loan production office in Newport News, Virginia.

Q: Can Bank of Hampton Roads, Gateway Bank, or Shore Bank customers make deposits or payments at Xenith Bank branches now?

A: No, not until the merger is complete.

Q: Will there be any branch closings as part of the merger?

A: No Bank of Hampton Roads, Gateway Bank, or Shore Bank branch closings are being contemplated as part of the merger.

Q: Will there be any staff changes within our banks?

A: As is customary with merger transactions, there will be redundancy in certain positions in the combined bank.  In the coming weeks we will be evaluating the organizational structure and will look to reorganize in a way that will maximize the strengths of each bank, create efficiency and best serve our customers.

Q: Will current customer account information be changing?

A: We expect minimal changes in our products and services.

Q: Will customers be able continue to use their checks and debit card?

A: Yes, they can continue using their checks and debit card as usual.

Q: How will customers be notified of changes?

A: We will be creating various pieces of outreach, such as letters, statement messaging, emails, eblasts and ads, to inform both our customers and the communities we serve. Customers will receive more information as we get closer to the acquisition date.

Q: Where can employees go to find more information?

A: We will continue to provide information on SharePoint as more details become available. In the meantime, please feel free to reach out to your manager if you have additional questions.

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Cautionary Note Regarding Forward-Looking Statements

The information presented herein contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Hampton Roads Bankshares, Inc.’s (“HRB”) and Xenith Bankshares, Inc.’s (“Xenith”) expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in HRB’S and Xenith’s reports filed with the Securities and Exchange Commission and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by HRB and Xenith stockholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the HRB and Xenith businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; HRB’S and Xenith’s businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the inability to realize deferred tax assets within expected time frames or at all; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.